99.23

CONSENT OF PAUL RILEY

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Orion development project; and

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Orion development project and the properties described therein.

By: Paul Riley, C.Eng., FIMMM
Title: Associate Consultant (Process Engineering)
Company: SRK Consulting (US), Inc.

Date: March 28, 2012